YUKON-NEVADA GOLD CORP. SIGNS ORE TREATMENT AGREEMENT WITH
GOLD HILL RECLAMATION AND MINING CORPORATION

Vancouver, BC – December 15, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce that it has come to a favorable agreement with Gold Hill Reclamation and Mining Corporation (“GHRMC”) to treat abandoned ore dumps from its Gold Hill property located in Boise County, Idaho at the Jerritt Canyon milling facility 50 miles from Elko, Nevada. Jerritt Canyon is operated by Queenstake Resources USA Ltd., (“Queenstake”) a wholly owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”).

GHRMC has commenced the haulage of an average 800 tons of ore per day from its property in Idaho to Jerritt Canyon, Nevada where Queenstake will immediately commence treatment of the ore. Queenstake has agreed to process an average of 800 tons of ore per day at a price of USD $88 per wet ton.

This agreement to treat GHRMC ore furthers the company’s stated plan of processing custom ores through its Elko facility while it ramps up production from its own mines. The Smith mine is presently being rehabilitated and is expected to produce ore for the milling facility at the beginning of January. The Smith mine is being operated by Small Mine Development, LLC as per the news release dated December 3, 2009.

Production of gold from custom milled ores, from previously stockpiled ores and from ores mined from the Smith mine, and later next year from the SSX mine, will enable the Jerritt Canyon facility to be more fully utilized and allow Queenstake to target ever higher gold production.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427 ext 224	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.